1/24/05

05035446



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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III (A)

| SEC FILE NUMBER |
|---|
| 8- 32233 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/2003 (MM/DD/YY) AND ENDING 09/30/2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CRAIG AND ASSOCIATES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2204 81st AVE, S.E.
(No. and Street)

| Mercer Island | WA | 98040 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jack W. Brown, Inc., P.C.
(Name — if individual, state last, first, middle name)

| 419 Occidental Ave. So., Suite 600 | | Seattle, WA | 98104 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

# OATH OR AFFIRMATION

I, Gary L. Craig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Craig and Associates, Inc., as of September 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

FRANCES C. TOMPKINS NOTARY PUBLIC STATE OF WASHINGTON 11-1-08

[signature]
Signature

President
Title

Frances C Tompkins
Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRAIG AND ASSOCIATES, INC.
NET CAPITAL REQUIREMENT, SEPTEMBER 30,2004

Pursuant to Rule 15c3-1(a)(2) under the Securities Exchange Act of 1934, and including the computation of A1, the Company has a September 30, 2004 net capital requirement of $1,334,000. The Company's net capital at September 30, 2004 was $12,045. Craig & Associates, Inc. is deficient in capital at September 30, 2004 in the amount of $1,321,955.

CRAIG & ASSOCIATES, INC,
RECONCILIATION OF AUDITED & UNAUDITED COMPUTATION OF NET CAPITAL, SEPTEMBER 30, 2004

| Differences | Unaudited Form X-17A-5 Part 11 Prepared by Craig & Associates, Inc. Filed for 9/30/04 | Audited Form X-17A-5 Part 11A | Differences |
|---|---|---|---|
| Page 10, Line 10 | $11,561 | $12,045 | $484 |
| Explanation | Overstatement of A1 liabilities on 9/30/04 Focus Report | | $484. |

Craig & Associates, Inc., has a net capital requirement of $1,334,000 pursuant to Rule 15c3-(a)(2) under the Securities Exchange Act of 1934 at September 30, 2004. Craig & Associates, Inc. with a net capital of $12,045 at September 30, 2004, is deficient in capital at that date in the amount of $1,321,955.